Room 4561

July 31, 2007

Scott P. Doescher
Senior Vice President, Finance
Wausau Paper Corporation
100 Paper Place
Mosinee, Wisconsin 54455

Re: Wausau Paper Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007
File No. 005-09724

Dear Mr. Doescher:

We have reviewed the above referenced filing and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Statements of Operations, page 46

1.   In 2006 and 2005, you sold timberlands for an after-tax gain of $10.8 million and $1.3 million, respectively. Please explain how you determined that it is appropriate to present these gains on the sale of timberlands as a component of gross profit rather than presenting such gains under a separate caption of operating profit on the face of the consolidated statements of operations. Clarify how you have recorded these gains in net sales and/or cost of sales. Please tell us the accounting literature that you relied upon in determining your presentation and tell us why you believe these types of transactions are part of your ongoing major or central operations rather than peripheral or incidental to be reported as an operating gain. Refer to paragraphs 87 and 88 of FASB Concepts Statement No. 6. In this regard, we note that these gains relate to a

plan to sell these 42,000 acres of timberlands over a defined period of three to four years. Indicate whether you plan to continue to consummate more of these sales programs.

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As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Morgan Youngwood at (202) 551-3479, Melissa Walsh at (202) 551-3224 or myself at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief